UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) February 5, 2006

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events

Boardman Coal Plant Outage

Portland General Electric Company (PGE, or the Company) has a 65% ownership share of a 585 MW coal-fired generating plant located in Boardman, Oregon (Boardman). As previously reported in PGE's Form 8-K dated November 18, 2005, Boardman was taken out of service on October 22, 2005 for repairs to the turbine rotor. The turbine rotor was repaired and on February 6, 2006, during the process of returning the plant to operation, the generator rotor was damaged. The generator rotor has been removed for further examination and repairs.

Although the actual time required to repair the generator rotor has not been determined, PGE estimates that Boardman may not be operational until the end of March 2006, or later. The unplanned outage has required PGE to replace its portion of Boardman's generation with increased generation from the Company's natural gas-fired generating plants and wholesale market purchases. Current market prices for natural gas and power purchases are significantly higher than Boardman's variable costs used in setting customer rates. It is anticipated that, depending on market prices, PGE's estimated cost of replacing its share of Boardman's generation during the generator rotor repair period will be $350,000 to $500,000 per day in excess of the estimated power costs used in setting rates for 2006.

On November 18, 2005, PGE filed with the Public Utility Commission of Oregon (OPUC) an "Application for Deferred Accounting of Excess Power Costs Due to Plant Outage" (Application). The Application requested an order authorizing PGE to defer for later ratemaking treatment excess power costs associated with Boardman's turbine rotor outage, effective on the date of the Application. The Application seeks deferral of the difference between Boardman's variable power costs used in setting rates for 2005 and 2006 (under the Company's Resource Valuation Mechanism) and replacement power costs incurred during the turbine rotor outage. The deferral period for the outage ended on February 5, 2006 with the installation of the repaired turbine rotor. Management cannot predict the timing or the ultimate outcome of a decision by the OPUC on the Company's Application.

PGE is currently evaluating whether to file a new deferred accounting application with the OPUC for the deferral of excess replacement power costs for the outage period, beginning February 6, 2006, resulting from the damage to the generator rotor.

Information Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and other statements that are other than statements of historical facts. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, political developments affecting federal and state regulatory agencies, wholesale commodity and energy prices and their effect on the availability and price of wholesale power purchases and sales in the western United States, changes in weather, hydroelectric and energy market conditions, which could affect PGE's ability and cost to procure adequate supplies of fuel or purchased power to serve its customers and developments with respect to the bankruptcy of Enron Corp. Except as required by law, Portland General Electric Company does not under-take any obligation to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


February 10, 2006	By:	/s/ James J. Piro
		James J. Piro
		Executive Vice President, Finance
		Chief Financial Officer and
		Treasurer

February 10, 2006	By:	/s/ Kirk M. Stevens
		Kirk M. Stevens
		Controller
		and Assistant Treasurer